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                               May 7, 2021

       Will Wei Cheng
       Chief Executive Officer and Chairman of the Board
       Xiaoju Kuaizhi Inc.
       No. 1 Block B, Shangdong Digital Valley
       No. 8 Dongbeiwang West Road
       Haidian District, Beijin
       People's Republic of China

                                                        Re: Xiaoju Kuaizhi Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 9,
2021
                                                            CIK No. 0001764757

       Dear Mr. Cheng:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please revise the prospectus cover page to disclose your dual-class voting structure and quantify the voting
power that your Class B ordinary shareholders will have after the offering due to the
disparate voting rights attached to the two classes of capital stock, and identify the holders of
such shares.
       Prospectus Summary, page 1

   2. We note that this section focuses heavily on operating metrics such as annual active users,
 Will Wei Cheng
Xiaoju Kuaizhi Inc.
May 7, 2021
Page 2
         annual active drivers, average daily transactions, platform sales, GTV, etc. Please revise the summary to also highlight your financial results as derived from the included audited financial statements. In this regard, we note that the company has reported net losses for the last three fiscal years.
Who We Are, page 1

3. Please revise to clarify the phrase "mobility technology platform" and the types of services which would fall within such a platform.
4. We note your reference to a global platform. We also note from your operating results that the majority of your Platform Sales are generated in China. Please revise to clarify the percentage of Platform Sales derived from China versus other international markets.
Our Scale, page 5

5. We note your disclosure regarding driver earnings from 2015 to 2020. Please disclose why this metric is meaningful to investors. In this regard, please advise how this metric directly correlates with the company's revenue and why this date range is appropriate in comparison to the periods covered in the included financial statements.
6. Please also disclose why you believe presentation of the average daily transactions in solely the month of December, 2020 is meaningful, rather than presenting this metric over a longer period of time for context and comparability.
Conventions Which Apply to this Prospectus, page 13

7. Clarify the difference between a "ride-hailing" driver and an active driver, if any.
Risk Factors
If we or drivers on our platform fail to obtain and maintain the licenses, permits or approvals..., page 23

8. Revise this risk factor to place the risk in greater context by stating, if known, the extent to which you or your drivers are out of compliance with required licenses, permits or approvals and the jurisdictions in which you are subject material restrictions upon your operations because of noncompliance, such that your financial results could be impacted.
         If the degree of noncompliance is not known, please state as much. Our business and operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic, page 30
FirstName LastNameWill Wei Cheng
9. Please revise, to the extent possible, to quantify the negative impact COVID-19 has had
Comapany   NameXiaoju
       on the company's Kuaizhi
                           businessInc.
                                    and operations. Please include enough
detail so that
       shareholders
May 7, 2021 Page 2  can   appreciate the discussed risk.
FirstName LastName
 Will Wei Cheng
FirstName  LastNameWill Wei Cheng
Xiaoju Kuaizhi Inc.
Comapany
May  7, 2021NameXiaoju Kuaizhi Inc.
May 7,
Page 3 2021 Page 3
FirstName LastName
Termination or deterioration of our partnerships may adversely affect our business, page 31

10. Enhance this risk factor to explain in greater detail the impact upon your operations if such relationships were terminated. Clarify whether you and the applicable business partner have entered into contracts that provide for duration and/or termination provisions and, if so, how those provisions impact the applicable business partner's ability to terminate any arrangement. In an appropriate place in your prospectus, please elaborate upon the material terms of your agreements with certain business partners and file the agreements as exhibits to your registration statement or tell us why you are not required to do so.
In certain jurisdictions, we allow consumers to pay for rides and meal or grocery deliveries using cash..., page 38

11. To put this risk in context, please revise to quantify the "substantial portion" of your GTV outside China that is subject to this risk.
We may be subject to liability for the means we use to attract and onboard drivers, page 42

12. Revise to explain the means you use to attract drivers, as this risk is unclear without additional disclosure.
Use of Proceeds, page 82

13. Please revise the second paragraph to more clearly identify and quantify the principal intended uses of the net proceeds. Refer to Item 3.C.1 of Form 20-F. In this regard, we note the referenced uses of enhancing your service and product offerings and investing in technology capabilities are very broadly articulated and not readily distinguishable from one another.
Enforceability of Civil Liabilities, page 88

14. Clarify here that while your memorandum and articles of association do not require arbitration, your Depositary Agreement says otherwise, according to disclosure elsewhere in your prospectus.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 99

15. We note your disclosure of profitability in 2019 and 2020 on a segment Adjusted EBITA basis. Please revise the second paragraph to balance the discussion with your net losses and Adjusted EBITA net losses over the same timeframes. Please also advise why you believe the use of the term "profitability" is appropriate when the company is reporting
         GAAP net losses and you are applying the term to a non-GAAP number which factors in various adjustments.
 Will Wei Cheng
FirstName  LastNameWill Wei Cheng
Xiaoju Kuaizhi Inc.
Comapany
May  7, 2021NameXiaoju Kuaizhi Inc.
May 7,
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FirstName LastName
Operating and Financial Summary, page 103

16. Your charts illustrating the financial and operating model for your China Mobility and
         International segments appear to reconcile GTV to adjusted EBITA. Please tell us how you determined that this presentation is appropriate. Refer to the guidance in
         Question 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP
         Measures.
Results of Operations, page 113

17. We note that within your China Mobility segment, you have one service (ride hailing)
         where revenues are recognized on a gross basis while revenue for all other services are recognized on a net basis. Please expand your disclosure for the China Mobility segment to quantify the amount of revenues recognized by ride hailing (gross basis of revenue recognition) versus those from the other components within China Mobility (net basis of revenue recognition). Please also analyze changes in revenue between periods at that level, if material.
18. Please revise to also incorporate a discussion of your segment results. Refer to Item 5 of
         Form 20-F and Section III.B.2 of SEC Release 33-8350.
Regulation, page 176

19. Revise your disclosure, as applicable, to ensure that you discuss how the regulations you discuss here are applicable to you and your operations. For example, your disclosure does not appear to state how the Foreign Investment Law, and the 2020 Negative List and 2020
         Encouraged Industry Catalogue, apply to you.
Transactions with Our Shareholders, page 197

20. We note your disclosure that you have commercial arrangements with certain of your shareholders related to (1) China Mobility services and (2) payment processing services and technical and support services. Please revise to discuss in greater detail the commercial arrangements and identify the respective shareholders party to these related-
         party arrangements.
Index to Consolidated Financial Statements
3.24 - Revenue Recognition, page F-34

21. We note that for ride hailing services within the PRC, you have determined that due to relevant regulations you are the principal in the transaction and present your revenue on a gross basis. Further, for taxi hailing, chauffeur, hitch and other services in the PRC, you have determined that you are the agent in the transaction and present your revenue on a net basis. Please provide us with a detailed analysis of how you determined that your ride hailing services in the PRC should be presented on a gross basis and that your other China
         Mobility services should be presented on a net basis under ASC 606-10-55-36 through 55-
 Will Wei Cheng
Xiaoju Kuaizhi Inc.
May 7, 2021
Page 5
         40. Please also provide us with an English-language translation of your terms of service or customer service agreement related to your ride hailing services and other services in the PRC.
22. Please tell us how you considered the guidance in ASC 606-10-50-5 through 50-7 and
         ASC 606-10-55-89 through 55-91 in determining whether your disclosure here or elsewhere in your footnotes should provide disaggregated amounts of revenues recognized on a gross basis versus those recognized on a net basis within your China Mobility segment.
3.26 - Operations and support, page F-39

23.      We note you present cost of revenues separate from    operations and
support    expenses
         that relate to operations and support personnel, third party customer service fees, driver operation fees, other outsourcing fees and other related expenses. Please tell us why these costs are not considered costs of revenues and included in the same expense line as the expenses detailed in footnote 3.25.
Note 20- Share-based Compensation
(d) Share Options, page F-68

24. We note that the exercise price of the options issued differs from the fair value of your ordinary shares. Please explain to us why the weighted average grant date fair value of the options plus their exercise price does not appear to be in excess of the fair value of the ordinary shares. For example the options issued in 2020 had an exercise price of $.62 and a fair value of $38.30 while the fair value of your ordinary shares ranged from $37.65 to
         $42.08.
General

25. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
FirstName LastNameWill Wei Cheng
       Securities Act, whether or not you retained, or intend to retain, copies of those
Comapany    NameXiaoju Kuaizhi
       communications.           Inc. the staff member associated with the
review of this filing
                         Please contact
May 7,to  discuss
        2021  Pagehow
                   5 to submit the materials, if any, to us for our review. FirstName LastName
 Will Wei Cheng
FirstName  LastNameWill Wei Cheng
Xiaoju Kuaizhi Inc.
Comapany
May  7, 2021NameXiaoju Kuaizhi Inc.
May 7,
Page 6 2021 Page 6
FirstName LastName
       You may contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services